SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is dated for reference May 8, 2024.

AMONG:

CRITICAL MINERALS CONSULTING PTY LTD

NYSHA INVESTMENTS PTY LTD

FBG CONSULTING CORP

SUMMIT STRATEGIES LLC

YARRAWINDI HOLDINGS PTY LTD

c/o GLOBAL URANIUM ACQUISITION CORP PTY LTD.

(collectively the "Sellers")

AND:

GLOBAL URANIUM ACQUISITION CORP PTY LTD., a corporation under the laws of Australia, having an office at 3 Normandy Close, Hoppers Crossing, Victoria 3029

("Global")

AND:

SNOW LAKE RESOURCES LTD., a corporation under the laws of Manitoba, having an office at 360 Main St., 30th Floor, Winnipeg, Manitoba, Canada, R3C 0V1

(the "Buyer")

WHEREAS:

A. The Sellers are the sole registered and beneficial owners of 100% of the issued and outstanding ordinary shares (the "Global Shares") of Global.

B. The Sellers wish to sell, and the Buyer wishes to purchase, 100% of the Global Shares, upon and subject to the terms and conditions herein.

C. Doctors Investment Group Ltd. ("Doctors") is currently the sole registered, legal and beneficial owner of 100% of right, title and interest in and to the mineral claims (the "Mineral Claims"), all as more particularly described in Schedule A hereto (the "Black Lake Uranium Project").

D. Doctors and Global entered into a mineral property option agreement (the "Option Agreement") dated March 24, 2024, pursuant to which Doctors granted Global the sole and exclusive option to earn up to a 100% undivided interest in and to the Mineral Claims, and a copy of the Option Agreement is attached as Schedule B hereto.

E. The Buyer will acquire the right to obtain a 100% indirect, undivided interest in the Black Lake Uranium Project through the purchase of the Global Shares.

NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.  In this Agreement:

a) "Agreement" means this agreement including the Recitals and Schedules;

b) "Applicable Laws" means any applicable law, regulation, principle, rule or ordinance in any applicable jurisdiction or any direction, instruction, pronouncement, requirement or decision of an applicable Government Authority (including any relevant antitrust, anti-bribery and anti-money laundering laws), in each case, to the extent having the force of law;

c) "Black Lake Uranium Project" has the meaning given to it in the Recitals;

d) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

e) "Buyer's Conditions" means the conditions set out in Section 5.1;

f) "Buyer's Warranties" means the representations and warranties set out in Section 3.2, given by the Buyer to the Sellers on the date of this Agreement and on Completion, and Buyer's Warranty means any of them;

g) "Cash Consideration" means has the meaning given to that term in Section 2.1(a);

h) "Contingent Consideration" has the meaning given to that term in Section 2.1(c);

i) "Completion" means completion of the sale and purchase of the Global Shares;

j) "Completion Date" means the date on which Completion actually occurs, which will be May 15, 2024, or such other date as may be agreed in writing between the Parties;

k) "Doctors" has the meaning given to it in the Recitals;

l) "EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system overseen by the SEC;

m) "Environment" means all components of the earth, including air, organic and inorganic matter and living organisms;

n) "Environmental Laws" means all Applicable Laws relating to public health and safety, management, treatment, storage, disposal or exposure to contaminants, pollution or the protection of the Environment, including civil responsibility for acts or omissions with respect to the Environment;

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o) "Global Shares" has the meaning given to it in the Recitals;

p) "Global Warranties" " means the representations and warranties set out in Section 3.2, given by the Global to the Buyer on the date of this Agreement and on Completion, and Global Warranty means any of them;

q) "Government Authority" means any federal or provincial governmental bodies, authorities, courts of judicial authority, and public and industry regulatory authorities, or any person or body exercising executive, legislative, judicial, regulatory, taxing or administrative functions on behalf of any of them and includes all relevant central banks, securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities, competition and anti-trust authorities, financial and banking regulatory authorities, and similar entities or authorities;

r) "Letter of Intent" means the letter of intent dated April 23, 2024, among the Sellers, Global and the Buyer;

s) "Mineral Claims" has the meaning given to it in the Recitals;

t) "Option Agreement" has the meaning given to it in the Recitals;

u) "Party" means the Sellers, Global or the Buyer, or any of them;

v) "Purchase Price" has the meaning given to that term in Section 2.1;

w) "Royalty" means the 1% net smelter royalty to be granted by Global to Doctors upon the commencement of commercial production of the Black Lake Uranium Project;

x) "SEC" means the Securities and Exchange Commission of the United States;

y) "Sellers's Conditions" means the conditions set out in Section 5.2;

z) "Sellers's Warranties" means the representations and warranties set out in Section 3.1, given by the Sellers to the Buyer on the date of this Agreement and on Completion, and Sellers's Warranty means any of them;

aa) "Share Consideration" means has the meaning given to that term in Section 2.1(b);

bb) "SK-1300" means Subpart 1300 of Regulation S-K to the Securities Act of 1933; and

cc) "SK-1300 Report" has the meaning given to that term in Section 2.1 (c).

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1.2 Interpretation.  In this Agreement:

a) Currency.  Unless otherwise specified, all references to money amounts are to lawful currency of Canada;

b) Governing Law.  This Agreement is a contract made under and will be governed by and construed in accordance with the laws of Ontario, Canada;

c) Headings.  Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement;

d) Including.  Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation";

e) Number and Gender.  Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders;

f) Severability.  If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances; and

g) Time.  Time is of the essence in the performance of the Parties' respective obligations.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale of Shares.  Subject to the terms and conditions of this Agreement, on the Completion Date, the Sellers will sell, assign and transfer to the Buyer, and the Buyer will purchase from the Sellers, all right, title and interest, legal and beneficial, in and to the Global Shares in consideration of:

a) Cash Consideration:  Payment by the Buyer to Global of the aggregate amount of CAD$50,000 (the "Cash Consideration") by wire transfer, which amount represents the amount paid by the Sellers to Doctors in accordance with Section 3.2 (i) of the Option Agreement, which amount was paid by the Buyer to Global upon execution of the Letter of Intent;

b) Share Consideration:  Allotting and issuing to the Sellers, an aggregate of 1,000,000 fully paid and non-assessable common shares of the Buyer (the "Share Consideration"), as follows:

i) 290,000 common shares to Critical Minerals Consulting Pty Ltd;

ii) 270,000 common shares to Nysha Investments Pty Ltd.;

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iii) 50,000 common shares to FBG Consulting Corp.;

iv) 290,000 common shares to Summit Strategies LLC; and

v) 100,000 common shares to Yarrawindi Holdings Pty Ltd.; and

c) Contingent Consideration:  Allotting and issuing an aggregate of 1,000,000 fully paid and non-assessable common shares of the Buyer (the "Contingent Consideration"), if and only if an SK-1300 compliant technical report (the "SK-1300 Report") is completed by the Buyer that determines that there is a uranium mineral resource estimate on the Black Lake Uranium Project of a minimum of 10 million pounds of U3O8 with a minimum average grade of 500 ppm U3O8 per tonne, as follows;

i) 425,000 common shares to Nysha Investments Trust;

ii) 425,000 common shares to Critical Minerals Consulting Pty Ltd; and

iii) 150,000 common shares to Doctors Investment Group Ltd;

(the Cash Consideration, Share Consideration and Contingent Consideration are referred to collectively as the "Purchase Price").

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Sellers and Global.  The Sellers and Global jointly and severally represent and warrant to the Buyer that, as of the date of this Agreement:

a) Ownership of Global Shares.  Each of the Sellers is the legal and beneficial owner of the Global Shares owned by each of them, free and clear of any liens, charges or encumbrances.

b) Right to Sell.  Each of the Sellers has the full right to sell, assign and transfer the Global Shares, of which it is the registered and beneficial owner, to the Buyer;

c) Authorization -Sellers.  Each of the Sellers has the legal capacity, power and authority to execute and deliver and to perform its respective obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of each of the Sellers;

d) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of the Sellers' respective constating documents, by-laws, or any of their licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

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e) Incorporation.  Global is duly incorporated and validly existing under the laws of Australia;

f) Authorization - Global.  Global has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Global;

g) Enforceability.  This Agreement constitutes legal, valid and binding obligations of each of the Sellers and Global, enforceable against each of them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

h) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of Global's constating documents, by-laws, or any of their licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

i) Capitalization.  As at the date of this Agreement: (i) the authorized capital of Global consists of A$100 comprised of 100 ordinary shares without par value; and (ii) the issued and outstanding capital of Global consists solely of 100 ordinary shares, each of which has been issued as fully paid and non-assessable;

j) No Options.  As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements or commitments obligating Global to issue, sell or deliver any shares or securities of Global, or obligations of any kind convertible into or exchangeable for any shares or other securities of Global;

k) Option Agreement.  The Option Agreement is full force and effect, unamended, and Global has the sole and exclusive right to earn up to a 100% undivided interest in and to the Mineral Claims;

l) Mineral Claims.  To the best of the knowledge of the Sellers and Global:

i) Doctors is the sole recorded and beneficial owner of the Mineral Claims and, save for any rights granted to Global under the Option Agreement, is in exclusive possession thereof;

ii) the Mineral Claims, as described in the Option Agreement, are correct as to claim number and all of the Mineral Claims have been validly and properly staked, tagged and recorded in accordance with applicable law;

iii) except for the Royalty, the Mineral Claims are free and clear of all liens, charges, encumbrances, royalties, commitments, or other third-party interest of any kind whatsoever;

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iv) all taxes, rates and assessments owing on the Mineral Claims have been paid and discharged in full;

v) Doctors is not a party to any judicial or administrative proceeding which could have an adverse effect on its ownership of the Mineral Claims or Global's rights under the Option Agreement; and

vi) there are no pending or threatened actions, suits, claims or proceeding affecting the Mineral Claims;

m) No Environmental Violations.  To the best of Global's knowledge, there have been no past material violations by Doctors or any of its predecessors in title of any Environmental Laws affecting or pertaining to the Mineral Claims, nor any past creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the Mineral Claims, and Doctors has not received any inquiry from or notice of a pending investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any such Environmental Laws; and

n) No Broker.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

3.2 Representations and Warranties of the Buyer.  The Buyer represents and warrants to the Sellers and Global that, as of the date of this Agreement:

a) Incorporation.  The Buyer is duly incorporated and validly existing under the laws of Manitoba;

b) Authorization.  The Buyer has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Buyer;

c) Enforceability.  This Agreement constitutes legal, valid and binding obligations of the Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

d) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of the Buyer's constating documents and by-laws or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

e) Capitalization.  As at the date of this Agreement: (i) the authorized capital of the Buyer consists of an unlimited number of common shares without par value; and (ii) the issued and outstanding capital of the Buyer consists solely of 21,266,065 common shares, each of which has been issued as fully paid and non-assessable.

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ARTICLE 4
COVENANTS OF THE SELLERS AND GLOBAL

4.1 Covenants of the Sellers.  The Sellers and Global jointly and severally covenant with the Buyer that:

a) Conduct of Business.  Pending Completion, the Sellers will cause Global to carry on its business in the ordinary course in the way carried on immediately prior to the date of this Agreement;

b) Restrictions.  Pending Completion, Global will not do, or agree to do, any of the following:

 i) amend or alter it constating documents;

 ii) modify the rights attached to any share capital;

iii) create any share capital;

iv) allot or issue, or agree to allot or issue, any shares or any securities or grant, or agree to grant, rights which confer on the holder any right to acquire any shares or securities of global; or

v) effect any reorganization of its share capital;

c) resolve to be voluntarily dissolved, liquidated or would up; or

d) fail to comply with the provisions of the Option Agreement within the time periods prescribed in the Option Agreement.

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ARTICLE 5
CONDITIONS OF COMPLETION

5.1 Conditions of Completion for the Benefit of the Buyer.  The obligation of the Buyer to complete the purchase of the Global Shares under this Agreement is subject to the satisfaction of, or compliance with, on or before the Completion Date, each of the following conditions precedent, each of which is acknowledged to be inserted for the exclusive benefit of the Buyer and may be waived by it in whole or in part.

a) Truth of Representations and Warranties - Sellers.  The Sellers's Warranties will be complete and accurate in all material respects at the Completion Date with the same force and effect as if those representations and warranties were made at and as of that time;

b) Truth of Representations and Warranties - Global.  The Global Warranties will be complete and accurate in all material respects at the Completion Date with the same force and effect as if those representations and warranties were made at and as of that time;

c) Performance of Covenants by the Sellers.  The Sellers will have duly performed all covenants and agreement herein agreed to be preformed or caused to be performed by them;

d) Performance of Covenants by Global.  Global will have duly performed all covenants and agreement herein agreed to be preformed or caused to be performed by it;

e) No Material Adverse Change.  At the Completion Date, there will have been no material adverse change in the business and affairs of Global;

f) No Actions or Proceedings.  At the Completion Date, there will be no action or proceeding or threatened by any person, company, governmental authority, regulatory body or agency to enjoin or prohibit the purchase and sale of the Global Shares and the right of Global to exercise its rights under the Option Agreement;

g) Option Agreement.  At the Completion Date, the Option Agreement will be in full force and effect, unamended, and all obligations of Global to have been fulfilled on or before the Completion Date, will have been fulfilled;

h) Mineral Claims.  At the Completion Date, the Mineral Claims will all be in good standing and all necessary assessment reports will have been filed with the Mineral Administration Registry Saskatchewan; and

i) Receipt of Sellers's Closing Documentation.  The Buyer will have received the closing deliverables of the Sellers and Global set forth in Section 6.1.

5.2 Conditions of Completion for the Benefit of the Sellers.  The obligation of the Sellers to complete the sale of the Global Shares under this Agreement is subject to the satisfaction of, or compliance with, at or before the Completion Date, each of the following conditions precedent, each of which is acknowledged to be inserted for the exclusive benefit of the Sellers and may be waived by them in whole or in part.

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a) Truth of Representations and Warranties.  The Buyer's Warranties will be complete and accurate in all material respects at the Completion Date with the same force and effect as if those representations and warranties were made at and as of that time;

b) Performance of Covenants by the Buyer.  The Buyer will have duly performed all covenants and agreement herein agreed to be preformed or caused to be performed by it; and

c) Receipt of Buyer's Closing Documentation.  The Sellers will have received the closing deliverables of the Buyer set forth in Section 6.2.

ARTICLE 6
COMPLETION PROCEDURES

6.1 Completion Procedures - Sellers and Global.  On the Completion Date and upon fulfillment or waiver of all the Sellers's Conditions:

a) each of the Sellers will table:

i) the original share certificates representing the Global Shares and undated but otherwise duly completed and signed share transfer forms in respect of the Global Shares duly signed by the Sellers, but with the transferee particulars left blank for completion by the Buyer;

ii) a certificate of an officer of each of the Sellers attaching and certifying as true and correct:

a) the resolutions of the board of directors of the respective Seller approving this Agreement and the sale of its Global Shares to the Buyer; and

b) the respective Sellers's Warranties are true and correct as of the Completion Date;

iii) receipt for the share certificate representing their respective Share Consideration;

b) Global will table:

i) receipt for payment of the Cash Consideration to Global; and

ii) a certificate of an officer of Global attaching and certifying as true and correct:

1. copies of the constating documents of Global;

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2. the resolutions of the board of directors of Global approving this Agreement, the transfer of the Global Shares to the Buyer, and the registration of a share certificate representing the Global Shares in the name of the Buyer, or as directed by the Buyer;

3. the Global Warranties are true and correct as of the Completion Date; and

4. there has been no material adverse change in the business and affairs of Global from the date of this Agreement to the Completion Date;

5. a duly executed resignation from each director and officer of Global; and

6. a certificate of good standing for Global as of a date not more than three (3) Business Days prior to the Completion Date.

6.2 Completion Procedures - Buyer:  On the Completion Date, and upon fulfillment of all of the Buyer's Conditions, the Buyer will table:

a) copy of the confirmation of the wire transfer representing the Cash Consideration; and

b) share certificates representing the Share Consideration payable to each Seller, registered in the name of each of the Sellers in accordance with the allocation set forth in Section 2.1 (b).

6.3 Completion of Closing.  If every obligation under Sections 6.1 and 6.2 is complied with on the Completion Date, then the purchase and sale of the Global Shares contemplated by this Agreement will be completed by:

a) delivery to the Buyer of all documents tabled under Section 6.1; and

b) delivery to the Sellers of all documents tabled under section 6.2.

6.4 Completion - Payment of Contingent Consideration.  If the Contingent Consideration becomes payable, then the Contingent Consideration will be paid by the Buyer to the Sellers set forth in Section 2.1(c), no later than five Business Days after the Buyer files the SK-1300 Report on EDGAR.

ARTICLE 7
GENERAL

7.1 Non-Waiver.  No waiver of any condition or other provisions, in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided.

7.2 Expenses.  Except as otherwise provided in this Agreement, each of the Parties will pay their respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Global Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred.

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7.3 Notices.  Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") will be in writing and will be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

a) in the case of a Notice to the Sellers:

c/o Global Uranium Acquisition Corp (Pty) Ltd

b) in the case of a Notice to Global:

Global Uranium Acquisition Corp (Pty) Ltd

3 Normandy Close, Hoppers Crossing

Victoria, Australia 3029

Attention: Bhavdip Sanghavi

Email: bhavdip143@gmail.com

c) in the case of a Notice to the Buyer at:

Snow Lake Resources Ltd.

360 Main Street, 30th Floor

Winnipeg, Manitoba, Canada R3C 0V1

Attention: Frank Wheatley

Email: fw@snowlakelithium.com

Any Notice delivered or transmitted to a Party as provided above will be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or, if such day is not a Business Day, then the Notice will be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 7.3.

7.4 Assignment.  No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

7.5 Enurement.  This Agreement enures to the benefit of and is binding upon the Parties and their respective successors.

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7.6 Amendment.  No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

7.7 Further Assurances.  The Parties will, and will cause their respective Affiliates to, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the purchase and sale of the Global Shares, and each Party will provide such further documents, instruments and conveyances required by any other Party as may be reasonably necessary or desirable to carry out the provisions of this Agreement and give effect to the purchase and sale of the Global Shares, whether before or after the Completion.

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7.8 Execution and Delivery.  This Agreement may be executed and delivered by the Parties in counterparts and all such counterparts will together constitute one and the same agreement.

The Parties have executed this Agreement as of the date first written above.

CRITICAL MINERALS CONSULTING PTY LTD

By:
Name: Bhavdip Sanhavi

NYSHA INVESTMENTS PTY LTD

By:
Name: Bhavdip Sanhavi

FBG CONSULTING CORP

By:
Name: Feliberto Gurat

SUMMIT STRATEGIES LLC

By:
Name: Yoseph Stam

YARRAWINDI HOLDINGS PTY LTD

By:
Name: Andrew Denniss

GLOBAL URANIUM ACQUISITION CORP PTY LTD

By:
Name: Bhavdip Sanghavi
Title: Director

SNOW LAKE RESOURCES LTD.

By:
Name: Frank D. Wheatley
Title: Chief Executive Officer

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Schedule A - Description of Black Lake Mineral Claims

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Disposition #	Total Area (ha)	Issuance Date	Review Date	Work Req	Avail Expenditures

MC00018719	696.283	2/12/2024	2-12-2025	$0.00	$0.00
MC00018332	1488.066	1/15/2024	1-15-2025	$0.00	$0.00
MC00018344	1218.168	1/15/2024	1-15-2025	$0.00	$0.00
MC00018337	793.295	1/15/2024	1-15-2025	$0.00	$0.00
MC00018718	499.078	2/12/2024	2-12-2025	$0.00	$0.00
MC00018329	295.686	1/15/2024	1-15-2025	$0.00	$0.00
MC00014430	2312.112	10/19/2020	10-19-2024	$34,681.68	$44,300.64
MC00018342	1626.815	1/15/2024	1-15-2025	$0.00	$0.00
MC00018325	449.971	1/15/2024	1-15-2025	$0.00	$0.00
MC00018320	886.316	1/15/2024	1-15-2025	$0.00	$0.00
MC00016387	1385.582	11/10/2022	11-10-2024	$20,783.73	$0.00
MC00018328	698.368	1/15/2024	1-15-2025	$0.00	$0.00
MC00018333	561.333	1/15/2024	1-15-2025	$0.00	$0.00
MC00018339	331.354	1/15/2024	1-15-2025	$0.00	$0.00
MC00018717	615.142	2/12/2024	2-12-2025	$0.00	$0.00
MC00018327	857.978	1/15/2024	1-15-2025	$0.00	$0.00
MC00018338	990.095	1/15/2024	1-15-2025	$0.00	$0.00
MC00018341	2443.12	1/15/2024	1-15-2025	$0.00	$0.00
MC00018319	97.253	1/15/2024	1-15-2025	$0.00	$0.00
MC00018326	662.707	1/15/2024	1-15-2025	$0.00	$0.00
TOTAL	18908.722

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Schedule B - Mineral Property Option Agreement

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BLACK LAKE

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT dated as of the 24th day of March 2024

BETWEEN:

DOCTORS INVESTMENT GROUP LTD. a British Columbia Corporation, having an address 261 Scott Road, Quesnel, British Columbia, V2J 6Z2

(the "Optionor")

OF THE FIRST PART

AND:

GLOBAL URANIUM ACQUISITION CORP PTY LTD an Australian Proprietary Company having an address 3 Normandy Close, Hoppers Crossing, Vic 3029

(the "Optionee" or the "Issuer")

OF THE SECOND PART

WHEREAS:

A. The Optionor is the sole recorded and beneficial owner of the mineral claim described in Schedule

"A" hereto (the "Property"); and

B. The Optionor wishes to sell an undivided 100% interest in and to the Property to the Optionee and the Optionee wishes to acquire such interest pursuant to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. INTERPRETATION

1.1 For the purposes of this Agreement the following words and phrases shall have the following meanings, namely:

(a) "Affiliate" shall have the meaning attributed to it in the Business Corporations Act (British Columbia).

(b) "Agreement" means this agreement and all schedules hereto, as may be amended from time to time.

(c) "Commencement of Commercial Production" means achieving an average of not less than sixty percent (60%) of the mines planned production of ore over a period of 90 days.

(d) "Encumbrance" means any privilege, mortgage, hypothec, lien, charge, pledge, security interest or adverse claim.

(e) "Environmental Laws" means laws relating to reclamation or restoration of the Property; abatement of pollution; protection of the environment; monitoring environmental conditions; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials or substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment; and all other laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

(f) "Environmental Liability" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments costs, disbursements, or expenses (including, without limitation, legal fees and costs, experts' fees and costs and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against the Optionor or any other party in respect of the Property, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Property and/or emanating or migrating and/or threatening to emanate or migrate from the Property to off-site properties; (ii) physical disturbance of the environment caused by or relating to operations; or (iii) the violation or alleged violation of thy Environmental Laws arising from or relating to operations.

(g) "Exploration Expenditures" means all expenditures and costs incurred by the Optionee relating directly or indirectly to the Property, including all expenditures and costs incurred: (a) in doing geophysical, geochemical, land, airborne, environmental and geological examinations, assessments, assays, audits and surveys; (b) in line cutting, mapping, trenching and staking; (c) in searching for, digging, trucking, sampling, working, developing, mining and extracting ores, minerals and metals; (d) in conducting diamond and other drilling; (e) in obtaining, providing, installing and erecting mining, milling and other treatment, plant, ancillary facilities, buildings, machinery, tools, appliances and equipment; (f) in construction of access roads and other facilities on or for the benefit of the Property or any part thereof; (g) in transporting personnel, supplies, mining, milling and other treatment plant, ancillary facilities, buildings, machinery, tools, appliances and equipment in, to or from the Property or any part thereof; (h) in paying reasonable wages and salaries (including "fringe benefits", but excluding home office costs) of personnel directly engaged in performing work on the Property; (i) in paying assessments and contributions under applicable employment legislation relating to workers' compensation and unemployment insurance and other applicable legislation related to such personnel; (j) in supplying food, lodging and other reasonable needs for such personnel; (k) in obtaining and maintaining insurance; (l) in obtaining legal, accounting, consulting and other contract and professional services or facilities related to work performed or to be performed hereunder; (m) in paying any taxes, fees, charges, payments and rentals (including payments made in lieu of assessment work) or otherwise incurred to transfer the Property or any part thereof in good standing; (n) in paying goods and services tax and social service tax and other taxes charged on expenditures made or incurred by the Optionee relating directly or indirectly to the Property; (o) in acquiring access and surface rights to the Property; (p) in carrying out any negotiations and preparing, settling and executing any agreements and other documents relating to environmental or indigenous peoples' claims, requirements or matters; (q) in obtaining all necessary or appropriate approvals, permits, consents and permissions relating to carrying out of work, including environmental permits, approvals and consents; (r) in carrying out reclamation and remediation; (s) in improving, protecting and perfecting title to the Property or any part thereof; (t) in carrying out mineral, soil, water, air and other testing; and (u) in preparing engineering, geological, financing, marketing and environmental studies and reports and test work related thereto.

(h) "Net Smelter Royalty" has the meaning set forth in Schedule "B".

(i) "Property" means the mineral claims described in Schedule "A", including any replacement or successor mineral claims and other mining interests derived from any such lease.

1.2 All references to monies hereunder will be in Canadian funds. All payments to be made to any party hereunder may be made by cheque mailed or delivered to such party to its address for notice purposes as provided herein.

2. REPRESENTATIONS AND WARRANTIES

2.1 The Optionor represents and warrants to the Optionee that:

(a) the Optionor is the legal and beneficial owner of a one hundred percent (100%) interest in the mineral claim recorded in its name as described in Schedule "A" and has the exclusive right to enter into this Agreement and dispose of an interest in the mineral claim in accordance with the terms hereof;

(b) the mineral claim comprising the Property has been properly located, staked and recorded in compliance with the laws of the jurisdiction in which it is situated, is accurately described in Schedule "A" and is a valid and subsisting mineral claims as at the date of this Agreement;

(c) the Property is in good standing under all applicable laws and regulations, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(d) the Property is free and clear of any Encumbrances and the Optionor nor, to the best of the Optionor's knowledge, any of its predecessors in interest or title, have done anything whereby the Property may be encumbered;

(e) the Optionor has the right to enter into this Agreement and to deal with the Property in accordance with the terms of this Agreement, there are no disputes over the title to the Property, and no other party has any interest in the Property or the production therefrom or any right to acquire any such interest;

(f) the Optionor has duly obtained all necessary governmental and other authorizations for the execution and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any Encumbrance, agreement or other instrument whatsoever to which the Optionor is a party or by which it is bound or to which it or the Property may be subject;

(g) there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Property;

(h) no environmental audit, assessment, study or test has been conducted on the Property by or on behalf of the Optionor nor is the Optionor aware after reasonable inquiry of any of the same having been conducted by or on behalf of any governmental authority or by any other person;

(i) there are no outstanding agreements or options to purchase or otherwise acquire the Property or any portion thereof or any interest therein, and no person has any royalty or other interest whatsoever in the production from the or the profits earned from any of the mineral claims comprising the Property; and

(j) no proceedings are pending for, and the Optionor is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Optionor or the placing of the Optionor in bankruptcy or subject to any other laws governing the affairs of insolvent corporations.

2.2 The Optionee represents and warrants to the Optionor that:

(a) the Optionee has been duly incorporated and is a valid and subsisting body corporate under the laws of Australia and is duly qualified to carry on business in its jurisdiction of incorporation and to hold an interest in the Property;

(b) the Optionee has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any Encumbrance under the provisions of the Articles or the constating documents of the Optionee or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which the Optionee is a party or by which it is bound or to which it or the Property may be subject; and

(c) no proceedings are pending for, and the Optionee is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Optionee or the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent corporations.

2.3. The representations and warranties in this Agreement shall survive the Closing Date and shall apply to all assignments, conveyances, transfers and documents delivered in connection with this Agreement and there shall not be any merger of any representations and warranties in such assignments, conveyances, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. The Optionor shall have the right to waive any representation and warranty made by the Optionee in the Optionor's favour without prejudice to any of its rights with respect to any other breach by the Optionee and the Optionee shall have the same right with respect to any of the Optionor's representations in the Optionee's favour.

3. GRANT AND EXERCISE OF OPTION

3.1 The Optionor hereby grants to the Optionee the sole and exclusive right and option (the "Option") to acquire an undivided one hundred percent (100%) interest in and to the Property free and clear of all charges, encumbrances and claims.

3.2 The Optionee will be deemed to have exercised the Option upon completion of the following payments to the Optionor and completing Exploration Expenditures on the Property:

(i) Paying $50,000 within 2 days of the signing of the Agreement;

(ii) Paying an additional $150,000 within 30 days of the signing of the Agreement;

(i) Paying an additional $250,000 on or before the first anniversary of the signing of the Agreement;

(ii) Paying an additional $350,000 on or before the second anniversary of the signing of the Agreement;

(iii) Paying an additional $400,000 on or before the third anniversary of the signing of the Agreement;

(iv) Paying an additional $600,000 on or before the fourth anniversary of the signing of the Agreement;

(v) Incurring $500,000 in Exploration Expenditures, on or before the first anniversary of the signing of the Agreement;

(vi) Incurring $500,000 in Exploration Expenditures, on or before the second anniversary of the signing of the Agreement;

(vii) Incurring $1,000,000 in Exploration Expenditures, on or before the third anniversary of the signing of the Agreement;

(viii) The Optionee shall have the right to accelerate payments and/or exploration expenditures prescribed under this Agreement; and

(ix) The Optionor shall be granted the sole and undivided right to designate the operator for all exploration activities prescribed under this agreement.

3.3 Following exercise of the Option, the Optionee will grant a 1% Net Smelter Royalty to the Optionor upon Commencement of Commercial Production. The Optionee will have the right to purchase from the Optionor the Net Smelter Royalty at any time, at a cost of $1,500,000.

3.4 Upon the fulfilment of the obligations and payments described in Section 3.2, the Optionee will have earned a 100% interest in and to the Property, subject to the aforementioned Net Smelter Royalty, and the Optionee will transfer title to the Ptoperty to the Optionee.

3.5 The Optionee shall have the right to assign this Agreement with the permission of the Optionor, such permission shall not be unreasonably withheld.

4. ENVIRONMENTAL INDEMNIFICATION

4.1 The Optionor agrees to indemnify and save the Optionee harmless from and against any Environmental Liability or any other damages, costs and other losses suffered or incurred by the Optionee arising directly or indirectly from any operations or activities conducted in or on the Property by the Optionor or others prior to the date of this Agreement.

4.2 The Optionee agrees to indemnify and save the Optionor harmless from and against any Environmental Liability or any other damages, costs and other losses suffered or incurred by the Optionor arising directly or indirectly from any operations or activities conducted in or on the Property by the Optionee or others after the date of this Agreement.

5. RIGHTS AND OBLIGATIONS

5.1 The Optionee shall have the right to manage and operate its work programs in connection with exercising the Option and all such work programs shall be in the sole discretion of the Optionee.

5.2 For so long as the Option is outstanding, the Optionee, its Affiliates, employees, representatives, agents and independent contractors shall have the right:

(a) to access all information in the possession or control of the Optionor relating to the prior operations of the Property, including all geological, geophysical and geochemical data and drill results;

(b) to enter upon the Property and carry out such exploration and development work thereon and thereunder as the Optionee considers advisable, including removing material from the Property for the purpose of testing; and

(c) to bring upon and erect upon the Property such structures, machinery and equipment, facilities and supplies as the Optionee considers advisable.

5.3 The Optionor shall have access to the Property, concurrently with the Optionee, at all reasonable times, at the Optionor's own risk and expense, for the purpose of inspecting the work being done by the Optionee, provided such inspection does not unduly interfere with any work being carried out by or on behalf of the Optionee.

5.4 For as long as the Option is outstanding, the Optionee shall:

(a) maintain in good standing those mineral claims comprising the Property by the doing and filing of assessment work or the making of payments in lieu thereof, by the payment of taxes and rentals, and the performance of all other actions which may be necessary in that regard and in order to keep such mineral claims free and clear of all liens and other charges arising from the Optionee's activities thereon except those at the time contested in good faith by the Optionee;

(b) record all exploration work carried out on the Property by the Optionee as assessment work;

(c) do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(d) in the event of termination of the Agreement, the reclamation bond, if any, then in place will be maintained by the Optionee until a mines inspector has confirmed that all reclamation requirements have been satisfied;

(e) permit the Optionor, at its own expense, reasonable access to the records of expenditures and the results of the work done on the Property during the last completed calendar year;

(f) deliver to the Optionor, annually on or before each anniversary date of this Agreement, copies of all reports, maps, assay results and other technical data compiled by or prepared at the direction of the Optionee with respect to the Property; and

(g) use commercially reasonable efforts to communicate with and inform the applicable government, First Nations and any other interested parties, as required by applicable law, in connection with its exploration activities on the Property.

6. TERMINATION OF OPTION AND AGREEMENT

6.1 In addition to its rights of termination under section 3, the Option shall terminate:

(a) at any time, by the Optionee giving fourteen days notice of such termination to the Optionor; and

(b) if the Optionee has failed to make the payments and incur the Exploration Expenditures set out in section 3.2 of this Agreement, upon the Optionor giving fourteen days notice of such default to the Optionee.

(c) In all cases of termination, the Optionor shall be entitled to retain all considerations paid by the Optionee to the Optionor and no partial interest in the Property shall be deemed earned by the Optionee.

6.2 If the Optionee or the Optionor give such notice of termination as set out in section 6.1 of this Agreement, following the applicable notice this Agreement shall terminate and no further obligations or liabilities will be owing to the Optionor.

6.3 If the Option is terminated:

(a) the Optionee shall deliver or make available at no cost to the Optionor within 90 days of such termination, all drill core, copies of all reports, maps, assay results and other relevant technical data compiled by, prepared at the direction of, or in the possession of the Optionee with respect to the Property and not theretofore furnished to the Optionor;

(b) The Optionee shall without delay transfer the title of the individual claims comprising the Property to the Optionor;

(c) the Optionee shall return the Property to the Optionor with at least 18 months good standing date on the individual claims from the date of the termination of the Option; and

(d) the Optionee shall perform all reclamation work as is deemed by the District Inspector of Mines to be necessary in connection with operations conducted on the Property by, or under the direction of, the Optionee; and

the Optionee shall have the right, within a period of 180 days following the end of the Option, to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of the Optionee, and any such property not removed within such 180 day period shall thereafter become the property of the Optionor. Any such Property remaining on the Property after the 180 day period may, at the Optionor discretion, be removed by the Optionor and the costs incurred in such removal may be charged to the Optionee.

7. NOTICE

8.1 Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand, courier, facsimile or email to such party at the address for such party specified above. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered by hand, courier or email or, if by facsimile, shall be deemed conclusively to be the next business day. Either party may at any time and from time to time notify the other party of a change of address and the new address to which notice shall be given to it thereafter; provided that any such notification shall be delivered in accordance with this section.

8. ARBITRATION

9.1 All questions or matters in dispute under this Agreement shall be submitted to arbitration pursuant to the terms hereof.

9.2 It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than ten (10) days prior notice of its intention to do so to the other party, together with particulars of the matter in dispute. On the expiration of such ten (10) days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in section 9.3.

9.3 The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within fifteen (15) days after receiving such notice, either consent to the appointment of such arbitrator which shall then carry out the arbitration or appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within thirty (30) days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within fifteen (15) days after receiving notice of the appointment of the first arbitrator, the first arbitrator shall be the only arbitrator. If the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provisions of the Arbitration Act (British Columbia). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

9.4 The parties agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

10. MISCELLANEOUS

10.1 This Agreement constitutes the entire agreement between the parties and replaces and supersedes all agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or express or implied, statutory or otherwise, between the parties with respect to the subject matter herein.

10.2 The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interest from time to time of the parties in the Property.

10.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.4 This Agreement shall be governed by and construed in accordance with the laws of British Columbia and shall be subject to the approval of all securities regulatory authorities having jurisdiction.

10.5 If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, such provision may be severed from this Agreement, and the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired by reasons thereof.

10.6 Time shall be of the essence in this Agreement.

10.7 Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

10.8 This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and constructed as if all the signed parties hereto had executed one copy of this agreement.

IN WHITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Doctors Investment Group Ltd.

By:

Authorized Signatory

GLOBAL URANIUM ACQUISITION CORP PTY LTD

By:

Authorized Signatory

SCHEDULE "A"

Description of Black Lake Mineral Claims

Disposition #	Total Area (ha)	Issuance Date	Review Date	Work Req	Avail Expenditures

MC00018719	696.283	2/12/2024	2-12-2025	$0.00	$0.00
MC00018332	1488.066	1/15/2024	1-15-2025	$0.00	$0.00
MC00018344	1218.168	1/15/2024	1-15-2025	$0.00	$0.00
MC00018337	793.295	1/15/2024	1-15-2025	$0.00	$0.00
MC00018718	499.078	2/12/2024	2-12-2025	$0.00	$0.00
MC00018329	295.686	1/15/2024	1-15-2025	$0.00	$0.00
MC00014430	2312.112	10/19/2020	10-19-2024	$34,681.68	$44,300.64
MC00018342	1626.815	1/15/2024	1-15-2025	$0.00	$0.00
MC00018325	449.971	1/15/2024	1-15-2025	$0.00	$0.00
MC00018320	886.316	1/15/2024	1-15-2025	$0.00	$0.00
MC00016387	1385.582	11/10/2022	11-10-2024	$20,783.73	$0.00
MC00018328	698.368	1/15/2024	1-15-2025	$0.00	$0.00
MC00018333	561.333	1/15/2024	1-15-2025	$0.00	$0.00
MC00018339	331.354	1/15/2024	1-15-2025	$0.00	$0.00
MC00018717	615.142	2/12/2024	2-12-2025	$0.00	$0.00
MC00018327	857.978	1/15/2024	1-15-2025	$0.00	$0.00
MC00018338	990.095	1/15/2024	1-15-2025	$0.00	$0.00
MC00018341	2443.12	1/15/2024	1-15-2025	$0.00	$0.00
MC00018319	97.253	1/15/2024	1-15-2025	$0.00	$0.00
MC00018326	662.707	1/15/2024	1-15-2025	$0.00	$0.00
TOTAL	18908.722

SCHEDULE "B"

Net Smelter Royalty

1. For the purposes of this Agreement, "Net Smelter Royalty" means the gross proceeds received from the sale of ores or concentrates (the "Products") extracted from the Property less the following costs, charges and expenses paid or incurred by the Optionee with respect to such Products:

(a) all charges for treatment of the Products in the smelting and refining process (including handling, processing, and provisional settlement fees, sampling, assaying and representation costs, penalties and other processor deductions, and interest) provided that if such treatment is carried out in facilities owned or controlled, in whole or in part, by the Optionee, then the foregoing charges will be equal to the amount the Optionee would have incurred if such treatment were carried out at facilities not owned or controlled by the Optionee or one of its Affiliates, then offering comparable services for comparable Products on terms then prevailing in the area;

(b) the actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of refining, beneficiation or treatment and then to the place or sale; and

(c) use, gross receipts, severance, export, and ad valorem taxes and any other tax or government royalty or levy payable by the Optionee and based directly upon and actually assessed against the value or quality of Products sold or otherwise disposed or deemed disposed of, but excluding any and all taxes:

(A) based upon the net or gross income of the Optionee (i.e. income taxes); or

(B) based upon the value of the Property, the privilege of doing business and other similar based taxes.

2. Payments of a percentage of the Net Smelter Royalty shall be made within 30 days after the end of each calendar quarter in which the Net Smelter Royalty, as determined on the basis of final adjusted invoices, are received by the Optionee. All such payments shall be made in Canadian dollars.

3. The Optionor shall have the right to have the accounts and records relating to the calculation of the Net Smelter Royalty of the Property audited by a chartered accountant acceptable to the Optionor upon 30 days written notice to the Optionee. If such audit determines that there is a deficiency or an excess in payments made to the Optionor, such deficiency or excess shall be resolved by adjusting the next Net Smelter Royalty payment due hereunder. The Optionor shall pay all costs of such audit unless a deficiency of more than ten percent (10%) of the amount due is determined to exist. The Optionee shall pay all costs of such audit if a deficiency of more than ten percent (10%) of the amount due is determined to exist.

4. The Optionee shall be entitled to (a) make all operational decisions with respect to the methods and extend of mining and processing of ore, concentrate, metal and products produced from the Property (including the decision to process by heap leaching rather than conventional milling); (b) make all decisions relating to sales of such ore, concentrate, metal and products produced; and (c) make all decisions concerning temporary or long- term cessation of operations.